FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

News.com: PeopleSoft Bid a Sign of Weakness
June 12, 2003

PeopleSoft bid a sign of weakness for Oracle

By Mike Ricciuti
Staff Writer, CNET News.com
June 12, 2003, 4:00AM PT

George Koch remembers the moment he identified Oracle’s chief enemy in the business applications market to Larry Ellison and other top brass at the company more than a decade ago.

To the astonishment of many colleagues, it wasn’t one of the usual rivals: It was a company based in Germany that had no customers in the United States.

“I said that there is one company we will need to face, that all of this will come down to, and that’s SAP,” said Koch, the former head of Oracle’s business application division.

Thirteen years later, the company is still struggling to cut the German software maker’s lead in the same market—a contest that should have been a slam dunk for Oracle, given its dominance in the database systems that form the foundation for business applications. The applications industry has become increasingly important as Oracle has lost market share in a slowing database business, a fact that was underscored in the company’s $5 billion hostile takeover bid for PeopleSoft last week.

Although many media accounts have cast the surprise PeopleSoft bid as a masterstroke that has frozen the company’s applications business, the move can also be interpreted as an acknowledgement of panic on the part of Oracle. In order to expand its applications business, the company has now turned to buying competitors outright.

“Clearly, Oracle is not as successful as they should be and not as successful as they want to be” in the applications market, said Jim Shepherd, an analyst with AMR Research.

The PeopleSoft move is a marked departure for Oracle, which has typically sought to annihilate its competition rather than join forces. For all its bravado and aggressive tactics, the company has had only limited success in expanding beyond its central business of selling database software.

That has raised important questions about Oracle’s leadership. For years, Ellison has led the company as co-founder and chief executive with unparalleled autonomy, and industry veterans have questioned whether Oracle needs some fresh blood to see it into the future. Some sources even wondered if the PeopleSoft bid was little more than a publicity stunt to satisfy Ellison’s larger-than-life ego.

It is not difficult to see why personal motives are suspected in this incestuous business. PeopleSoft CEO Craig Conway is a former Oracle executive, as is Tom Siebel of Siebel Systems, one of Oracle’s rivals. Conway has apparently taken things personally, calling Oracle’s takeover bid “atrociously bad behavior from a company with a history of atrociously bad behavior.”

Personal or not, one thing is certain: Finding new growth areas has long been an obsession for Ellison.

“I know that Larry believes that the database business is past its peak and that Oracle needs to be broader,” said Koch, who ran the company’s applications business until 1994. “It was something that we talked about regularly. We didn’t want to discover ourselves suddenly making buggy whips and wondering what the heck happened to our market.”

There is no denying that Oracle desperately wants to grow its applications business, which will account for more than $2.5 billion in revenue this year. Although recent economic slowdown has stalled competitors SAP, PeopleSoft and Siebel, the decline of Oracle’s applications business has been even steeper, down 23 percent between 2001 and 2002.

“Behind the offer for PeopleSoft is Oracle looking for a new area of growth, something they can build on for the future, since database sales have leveled off. Database sales are tied to application sales. So buying PeopleSoft’s customer base is buying a captive audience for database sales,” said Laurie Orlov, an analyst at Forrester Research.

“You could argue that it has never been that urgent until the recent slide in database sales. In fact, you could say it didn’t become urgent for them until last Monday, when PeopleSoft made the offer for J.D. Edwards. That would create a clear No. 2 to SAP, and displace Oracle,” Orlov added.

Oracle remains the leader in database sales, which account for nearly 80 percent of Oracle’s software license revenue, according to company reports and analyst estimates for the fourth quarter. In all likelihood, however, the database business won’t come close to the double-digit growth of years past—so Oracle has been left scrambling for new ways to make money.

Yet the company’s experience in business applications has not inspired universal confidence in its ability to compete outside its core business, let alone sustain an impressive growth trajectory. As Orlov said, “Oracle has never shown that they understand the applications business very well.”

Application sales are expected to dip by 16 percent from a year earlier, while database sales are projected to slide by 6 percent. Total license sales are expected to reach $3.1 billion for fiscal year 2003, roughly a third of the company’s annual revenue of $9.4 billion. Besides software licenses, Oracle sells product support and upgrades, as well as consulting and education.

Analysts and former executives say Oracle’s efforts to expand its applications business have been tempered by the company’s dual role as partner and competitor. SAP, PeopleSoft and other rivals partner with Oracle for the database software that forms the cornerstone of their business applications. So Oracle must walk a fine line to avoid alienating some of its best customers.

Moreover, Oracle has a perception problem in the marketplace. “People see Oracle as a database and tools company rather than as an applications company. A big reason for that is that Oracle for many years tried to use their database sales force and techniques to sell applications, and that was not very successful,” AMR analyst Shepherd said.

Oracle’s sales force, for example, was accustomed to closing a new database deal in a week or two. By comparison, it can take six to nine months to complete an enterprise resource planning (ERP) software contract—hardly a motivating schedule for sales representatives working on commission.

Oracle only recently created a sales force focused entirely on selling applications. In January, the company announced a sales reorganization at its annual AppsWorld conference.

Software quality problems have also dogged Oracle since it entered the applications market. “There were two major problems when I got to Oracle: angry customers due to poor quality, and buggy software,” Koch recalled.

Koch eventually got the unit back on track. But software quality has been a problem for Oracle at various times. More recently, customers complained that the company’s 11i applications suffered from a rash of bugs.

The Larry factor

Complicating Oracle’s approach to the applications business has been Ellison’s controversial leadership and mercurial personality. While he has attracted plenty of strong managers, analysts and former Oracle executives say, seemingly inevitable clashes with Ellison and limited opportunities for promotion drive them away.

Oracle has not had a clear No. 2 executive since Ray Lane abruptly left the company’s president position in 2000.

“I think it’s a much better approach to have eight strong No. 2s than one,” Ellison said in a conference call with Wall Street analysts last summer. “I like the current model. I love the current management team.”

According to many accounts, Lane, an eight-year Oracle veteran, was pushed out by Ellison in a humiliating power struggle that lasted 18 months.

Although Lane was the most visible case in recent years, many other senior executives were said to have left at least in part to escape a long history of bitter internal politics from the CEO’s office on down. Even the young star once believed to be Ellison’s choice to succeed him, a senior vice president named Gary Bloom, left to become chief executive of Veritas Software after 14 years at Oracle.

Ellison is well aware of his reputation for arrogance but says he is simply misunderstood. “I hear this all the time: Larry’s driven (them) away. Only the losers remain. All the good people left,” he told financial analysts last year. “That’s very weird. I’m proud of the fact that when a person leaves the company, he becomes CEO of a company. That’s proof we have good talent over here.”

Koch explains Ellison’s conflicts this way: “He hires people who feel very strongly about what they do. The result is that very few of them last very long because none of them will kowtow to Larry, or he wouldn’t have hired them in the first place.”

“Craig Conway is a strong, very capable guy,” Koch added. “That’s why when Larry says that Oracle is the best thing for PeopleSoft, Craig says that Larry is a sociopath.”

Microsoft looming

Even if Oracle succeeds in buying PeopleSoft, it will surely face yet another battle in the coming years, this time with a familiar rival: Microsoft.

The software giant has over the past few years expanded its efforts to build a successful business applications division by acquiring Great Plains Software in the United States and Navision in Europe. While it generates less than a fifth of the revenue of Oracle’s business applications unit, Microsoft plans to invest more than $2 billion over the next 12 months to make its Business Solutions unit a player.

In the database business, Microsoft, IBM and open-source alternatives have begun to eat away at Oracle in the market for less-expensive systems. “Oracle has been losing share to lower-cost alternative/bundling approaches from Microsoft and IBM,” according to a report issued on Monday by Thomas Weisel Partners.

PeopleSoft could give Oracle a much larger share of the coveted medium-size business market, which is seen as one of the few growth areas in business software. “The bid for PeopleSoft is basically a play to gain customers and market share,” IDC analyst Henry Morris said. Microsoft is also targeting small and medium-size businesses, as are market leader SAP and specialized customer relationship management software companies, such as Siebel.

Given recent economics in the software business, this land grab for business applications customers makes sense—especially for a company like Oracle, which is accustomed to lasting customers.

“Once you get an applications customer, in all probability you have them for the next 15 to 20 years,” Shepherd said. “You can sell them services, maintenance and additional products. It’s a long-term revenue stream.”

Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.